UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-34677

SCORPIO TANKERS INC.

(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

When used in this Report on Form 6-K (this “Report”), the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and/or one or more of its subsidiaries, as the context requires. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. References to “STNG common shares” refer to the common shares, par value $0.01 per share, of Scorpio Tankers Inc. “NPTI” refers to Navig8 Product Tankers Inc. and/ or one or more of its subsidiaries, as the context requires. “Navig8 Product Tankers Inc.” refers only to Navig8 Product Tankers Inc. and not its subsidiaries. References to “NPTI common shares” refer to common shares, par value $0.01 per share, of Navig8 Product Tankers Inc. The financial information included herein with respect to Scorpio Tankers represents the financial information of Scorpio Tankers Inc. and the operations of its subsidiaries, and the financial information included herein with respect to Navig8 Product Tankers Inc. represents the financial information of Navig8 Product Tankers Inc. and the operations of its subsidiaries. Unless otherwise indicated, all references to “dollars” and “$” in this Report are to, and amounts are presented in, United States dollars. Our financial statements are prepared in accordance with IFRS and NPTI’s financial statements are prepared in accordance with U.S. GAAP.

The Merger Agreement (defined below) has been included in this Report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Scorpio Tankers, NPTI or Merger Sub (defined below) and their respective affiliates. The Merger Agreement contains representations and warranties by Scorpio Tankers and Merger Sub, on the one hand, and by NPTI, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Scorpio Tankers and Merger Sub, on the one hand, and NPTI, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Scorpio Tankers, Merger Sub or NPTI at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Scorpio Tankers’ or NPTI’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the merger agreement, the Merger, Scorpio Tankers, NPTI, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a proxy statement of Navig8 Product Tankers Inc. and a prospectus of Scorpio Tankers Inc., as well as in the Forms 20-F, Forms 6-K and other filings that Scorpio Tankers Inc. makes with the U.S. Securities and Exchange Commission.

On May 23, 2017, Scorpio Tankers Inc. agreed to acquire NPTI, including its 27 operating product tankers, of which it is contemplated that 23 vessels would be acquired through a stock-for-stock merger, for total consideration of 55.0 million STNG common shares, pursuant to a merger agreement, and four vessels would be acquired, prior to the proposed merger, for aggregate cash consideration of $156.0 million (consisting of $42.2 million in cash and $113.8 million in assumed debt as of May 19, 2017), pursuant to a stock purchase and sale agreement. This Report provides certain important information about these and other related transactions.

This Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-210284) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) with an effective date of March 18, 2016.

Table of Contents

Page No.
1	Cautionary Statement Regarding Forward-Looking Statements

2	Transaction Overview

15	The Proposed Combined Company

Exhibit Index

Exhibit No.	Exhibit

2.1	Merger Agreement, dated as of May 23, 2017 by and between Scorpio Tankers Inc., Navig8 Product Tankers Inc. and STI Merger Subsidiary Company Limited*

2.2	Stock Purchase and Sale Agreement dated May 23, 2017 by and between Scorpio Tankers Inc. and Navig8 Product Tankers (E-Ships) Inc.*

23.1	Consent of PricewaterhouseCoopers AS (independent registered public accounting firm of Navig8 Product Tankers Inc.)

99.1	Voting Agreement, dated as of May 23, 2017 by and between Scorpio Tankers Inc. and certain Navig8 Holders

99.2	Unaudited Pro Forma Condensed Combined Financial Information

99.3	Audited Consolidated Financial Statements of Navig8 Product Tankers Inc. as of and for the years ended December 31, 2016 and 2015

99.4	Unaudited Financial Information for the Three Months Ended March 31, 2017 of Navig8 Product Tankers Inc.

*	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the Commission upon request.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under applicable U.S. securities litigation, including the United States Private Securities Litigation Reform Act of 1995. This Report, including information incorporated by reference into this Report, may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the proposed merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Scorpio Tankers’ or NPTI’s beliefs regarding future events, which is inherently uncertain. Forward-looking statements are typically identified by words such as “anticipates,” “believes,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “foresees,” “goal,” “intends,” “likely,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “target,” “will,” or “would” and similar expressions, although not all forward-looking information contains these identifying words.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that we or NPTI may be required to modify the terms and conditions of the Merger Agreement to achieve regulatory or shareholder approval, or that the anticipated benefits of the proposed merger are not realized as a result of such things as the strength or weakness of the economy and competitive factors in the areas where we and NPTI do business; the effects of competition in the markets in which we and NPTI operate; the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic and foreign operations; judicial or regulatory judgments and legal proceedings; the ability to successfully integrate the two companies; success in retaining the services of executives, key personnel and other employees that the combined company needs to realize all of the anticipated benefits of the proposed merger; the risk that expected synergies and benefits of the proposed merger will not be realized within the expected time frame or at all; reputational risks; and other factors that may affect our future results, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions.

TRANSACTION OVERVIEW

The Proposed Merger and Certain Related Transactions

On May 23, 2017, we entered into definitive agreements to merge, subject to certain conditions, with Navig8 Product Tankers Inc. and acquire its 27 operating product tankers. These agreements and certain other related transactions are described herein.

On May 23, 2017, Scorpio Tankers Inc. entered into a definitive merger agreement (the “Merger Agreement”) with STI Merger Subsidiary Company Limited (the “Merger Sub”), which is a wholly-owned subsidiary of Scorpio Tankers Inc., and Navig8 Product Tankers Inc., a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference. Pursuant to the Merger Agreement, Scorpio Tankers Inc. will acquire NPTI, including 23 of its 27 operating product tanker vessels, consisting of 8 LR1 tankers and 15 LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 and 113,000 dwt, with a weighted average age of approximately 0.9 years (the “NPTI Merger Vessels”), through a stock-for stock merger, for aggregate consideration of 55 million STNG common shares. Pursuant to the Merger Agreement, the Merger Sub will merge with and into Navig8 Product Tankers Inc., and, following the Proposed Merger, Navig8 Product Tankers Inc. will continue its corporate existence under the Marshall Islands Business Corporations Act as the surviving corporation and will be a wholly-owned subsidiary of Scorpio Tankers Inc. This transaction is subject to important conditions precedent, described herein, including the approval of the shareholders of Navig8 Product Tankers Inc. If these conditions precedent are satisfied or waived, which we cannot guarantee, we expect to close this transaction within the second or third quarter of 2017. We refer to the foregoing transaction as the “Proposed Merger.”

In addition, in connection with the Proposed Merger, on May 23, 2017, we entered into a stock purchase and sale agreement (the “Stock Purchase Agreement”), a copy of which is attached hereto as Exhibit 2.2 and the terms of which are incorporated herein by reference, with a subsidiary of Navig8 Product Tankers Inc. to acquire certain of its subsidiaries which own four LR1 tankers, Navig8 Excel, Navig8 Excelsior, Navig8 Expedite and Navig8 Exceed (the “NPTI Acquisition Vessels” and together with the NPTI Merger Vessels, the “NPTI Vessels”), for an aggregate purchase price of $156.0 million, consisting of $42.2 million in cash (which is expected to remain with Navig8 through closing of the Proposed Merger and will form part of the balance sheet of the combined company subject to the terms and conditions of the Merger Agreement) and $113.8 million in assumed debt as of May 19, 2017 (which is inclusive of accrued interest). We refer to this transaction as the “NPTI Vessel Acquisition.” The NPTI Acquisition Vessels are expected to be delivered to us prior to the closing of the Proposed Merger.

About Scorpio Tankers

We provide seaborne transportation of refined petroleum products worldwide. As of May 23, 2017, our fleet consisted of 78 wholly-owned tankers (23 LR2 tankers, 14 Handymax tankers and 41 MR tankers) with a weighted average age of approximately 2.4 years, and 19 time or bareboat chartered-in tankers (nine Handymax tankers, nine MR tankers and one LR2 tanker), which we refer to collectively as our “Operating Fleet”. In addition, as of the same date, we had contracts for the construction of six newbuilding MR product tankers, which we refer to as our “Newbuilding Program.” The vessels in our Newbuilding Program are expected to be delivered to us throughout the remainder of 2017 and first quarter of 2018. We have also entered into an agreement to sell two MR product tankers, which is expected to close in June 2017. Scorpio Tankers Inc.’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “STNG.”

About Navig8 Product Tankers

Navig8 Product Tankers Inc. is a Marshall Islands corporation that owns and operates LR1 and LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international shipping markets. NPTI owns 27 eco-design product tankers, of which 12 are LR1s and 15 are LR2s delivered between 2015 and 2017. These vessels were financed through bank debt, sale leaseback transactions and cash on hand. All of NPTI’s vessels are operated in pools managed by Navig8 Group. NPTI’s common shares are listed on the Norwegian OTC under the symbol “EIGHT.”

Merger Consideration

If the Proposed Merger is completed, holders of NPTI common shares and certain of Navig8 Product Tankers Inc.’s other securities will receive an aggregate of 55.0 million STNG common shares (as may be adjusted pursuant to the Merger Agreement). It is estimated that shareholders of Navig8 Product Tankers Inc. will receive effectively 1.18 STNG common shares for each NPTI common share that such shareholder owns. This does not apply to shares held by shareholders of Navig8 Product Tankers Inc., if any, who have perfected any dissenters’ rights that may be available under Marshall Islands law, or NPTI common shares held by Navig8 Product Tankers Inc., Scorpio Tankers Inc. or the Merger Sub, or their respective subsidiaries. Under the Merger Agreement, the aggregate number of shares to be issued as merger consideration will not be adjusted to reflect changes in the price of NPTI common shares or STNG common shares prior to the completion of the Proposed Merger. The STNG common shares issued in connection with the Proposed Merger are required to be listed on the NYSE.

Scorpio Tankers will not issue any fractional common shares. Instead, each holder of NPTI common shares otherwise entitled to a fraction of a STNG common share will be entitled to receive an amount of cash (without interest) determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the average of the volume weighted average price per share of STNG common shares on the NYSE for the five trading days ending on and including the trading day prior to the closing date of the Proposed Merger.

In addition, at the closing of the Proposed Merger, Scorpio Tankers will be required to fund Navig8 Product Tankers Inc.’s cash redemption of all of the outstanding shares of its Series A Cumulative Redeemable Perpetual Preferred Stock (or the “NPTI Preferred Shares”). As of May 23, 2017, there were $30.0 million in aggregate principal amount of NPTI Preferred Shares outstanding (excluding dividends that have been paid in kind). If the Proposed Merger is completed on the terms currently agreed, then pursuant to the statement of designation for the NPTI Preferred Shares, such NPTI Preferred Shares and all accrued but unpaid dividends thereon must be redeemed at 120% of par value.

Public Equity Offering

It is a condition to the Proposed Merger that Scorpio Tankers Inc. completes a registered public offering of its common shares, subject to market conditions and in the sole discretion of its board of directors, pursuant to which the aggregate gross proceeds to be received by Scorpio Tankers Inc. shall not be greater than $200 million (excluding any exercise of customary over-allotment options granted to underwriters in connection therewith; provided, that the aggregate gross proceeds to be received by Scorpio Tankers Inc. pursuant to any such over-allotment options shall not be greater than $30 million) (the “Public Equity Offering”).

Assumption of Indebtedness

If the Proposed Merger is completed, Scorpio Tankers will assume the existing indebtedness of NPTI (inclusive of obligations under sale and leaseback arrangements). As of May 19, 2017, Scorpio Tankers intends to assume such existing indebtedness in an aggregate amount of approximately $938.1 million in connection with the Proposed Merger and the NPTI Vessel Acquisition.

Furthermore, NPTI is party to loan facilities and bareboat charter arrangements with financial institutions and leasing companies. Certain of these agreements require the consent of those financial institutions and leasing companies in order to consummate the Proposed Merger, which is a “change of control” as defined under those agreements. We refer to these as “Change of Control Consents.” In addition, all of the loan facilities and bareboat charter arrangements require the consent of those financial institutions and leasing companies in order to move the NPTI Vessels into the Scorpio Group Pools, change the technical manager to managers within the Scorpio Group, rename the NPTI Vessels, add each NPTI Vessel onto our insurance policies, and put in place such other logical changes and amendments to the loan facilities and bareboat charter arrangements in order for us to be able to place the NPTI Vessels into the Scorpio Group Pools. We refer to these as “Technical Consents.”

We have been actively approaching each of the financial institutions and leasing companies in order to obtain their consent and expect to have all of such consents in place prior to the consummation of the Proposed Merger. While we have received commitments from each of NPTI’s financial institutions to provide us with the required consents, we have not received a Change of Control Consent or Technical Consent from Bank of Communications Financial Leasing Co. Ltd., one of NPTI’s leasing companies. To the extent we are unable to obtain the required Change of Control Consent or Technical Consent from such leasing company prior to the consummation of the Proposed Merger, we have arranged a commitment from ABN AMRO Bank N.V., or ABN AMRO, (which is described below) to refinance the bareboat charter arrangements. In addition, we have not received the Technical Consents from two of NPTI’s other leasing companies. While we expect to receive these consents prior to the closing of the Proposed Merger, we are required to close the Proposed Merger even without these consents.

ABN AMRO Credit Facility

In connection with the Proposed Merger, we received a commitment from ABN AMRO for a credit facility consisting of a senior secured term loan facility of up to $225.0 million and a junior secured term loan facility of up to $40.0 million, or the ABN AMRO Credit Facility. This facility was put in place as a ‘back-stop’ whereby its proceeds may be used to repay outstanding indebtedness relating to nine of the NPTI Merger Vessels in the event that the financial institutions through which NPTI has outstanding borrowings relating to such vessels, do not provide the consents required to consummate the Proposed Merger.

Borrowings under this credit facility will be made available during the period from the closing date of the facility until 60 days thereafter. Availability under this senior secured term loan facility is expected to be the lower of $225.0 million and 60% of the aggregate fair market value of the respective vessels securing the loan. Availability under the junior secured term loan facility is expected to be the lower of $40.0 million and 10% of the aggregate fair market value of the respective vessels securing the loan. Borrowings under this senior secured term loan facility are expected to bear interest at a rate of LIBOR plus 2.65% per annum and borrowings under the junior secured term loan facility are expected to bear interest at a rate of LIBOR plus a weighted average margin of 4.87% per annum. In the event that borrowings are made under this facility, it will mature on the date five years from the drawdown date and the junior secured term loan facility will mature on the date 18 months from the drawdown date.

The remaining terms and conditions, including covenants, of this credit facility are expected to be similar to those in our existing credit facilities. This credit facility is subject to customary conditions precedent and the execution of definitive documentation.

Effect on NPTI Preferred Shares

Upon the closing of the Proposed Merger, by virtue of the Proposed Merger and without any action on the part of the Merger Sub, Scorpio Tankers, NPTI or any holder of NPTI Preferred Shares, each NPTI Preferred Share issued and outstanding immediately prior to the closing of the Proposed Merger shall be converted into the right to receive the Per Share Redemption Consideration, less any applicable withholding taxes. As of the closing of the Proposed Merger, all NPTI Preferred Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Redemption Consideration. The term “Per Share Redemption Consideration” used herein means an amount of cash equal to the price per share payable in order to redeem issued and outstanding NPTI Preferred Shares as of the closing in accordance with the Statement of Designation for the NPTI Preferred Shares, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 23, 2016.

Effect on NPTI Restricted Stock Units

As of May 23, 2017, 129,737 NPTI restricted stock units were outstanding (the “NPTI Restricted Stock Units”), providing each holder thereof with the right to earn one NPTI common share. Upon the closing of the Proposed Merger, by virtue of the Proposed Merger and without any action on the part of any holder of NPTI Restricted Stock Units, each then outstanding NPTI Restricted Stock Unit will become fully vested and will terminate and be canceled in exchange for the right to receive the Per Share Merger Consideration, less any applicable withholding taxes. As of the closing of the Proposed Merger, each holder of an NPTI Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.

As used herein, “Per Share Merger Consideration” means a number of STNG common shares equal to (i) the aggregate merger consideration of 55.0 million STNG common shares (as may be adjusted pursuant to the Merger Agreement) minus the aggregate option merger consideration (if any), divided by (ii) the aggregate number of NPTI common shares, without duplication, issued and outstanding immediately prior to the closing of the Proposed Merger or subject to the NPTI Restricted Stock Units issued and outstanding immediately prior to the closing (excluding certain NPTI common shares pursuant to the Merger Agreement).

Key Terms of the Merger Agreement

Conditions to the Merger Agreement

As more fully described in the Merger Agreement, the obligations of Scorpio Tankers Inc. and Navig8 Product Tankers Inc. to complete the Proposed Merger are subject to the satisfaction of the following conditions:

•	no applicable law or order preventing or prohibiting the consummation of the Merger Agreement is in effect;

•	NPTI Shareholder Approval has been obtained;

•	(i) the F-4 Registration Statement is effective and is not the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and (ii) the STNG common shares to be issued as consideration of the Proposed Merger were approved for listing on NYSE, subject to completion of the Proposed Merger;

•	Scorpio Tankers Inc. shall appoint one additional independent director to the Scorpio Tankers Board that will be selected by the Scorpio Tankers Board, effective as of the closing of the Proposed Merger; and

•	the Public Equity Offering has been consummated.

The obligations of Navig8 Product Tankers Inc. to effect the Proposed Merger are further subject to the satisfaction or waiver by Navig8 Product Tankers Inc. of certain other conditions, including:

•	the representations and warranties of Scorpio Tankers Inc. and the Merger Sub that there has been no material adverse effect since December 31, 2016 shall be true and correct in all respects as of closing of the Proposed Merger as if made at and as of the closing of the Proposed Merger;

•	the representations and warranties of Scorpio Tankers Inc. and the Merger Sub with respect to organization and corporate power, authorization, fees, and certain of the capitalization representations and warranties are true and correct (except for de minimis exceptions) as of closing of the Proposed Merger;

•	the representations and warranties of Scorpio Tankers Inc. and the Merger Sub with respect to vessels and other maritime matters, environmental matters, compliance with anti-corruption laws and other business practices, and certain capitalization and subsidiary representations and warranties, (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct in all material respects as of the closing of the Proposed Merger (“material” meaning material to Scorpio Tankers, taken as a whole);

•	all of the other representations and warranties of Scorpio Tankers Inc. and the Merger Sub contained in the Merger Agreement or in any certificate or other writing delivered by Scorpio Tankers Inc. (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct as of the closing of the Proposed Merger (except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect); and

•	Scorpio Tankers Inc. and the Merger Sub have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under the Merger Agreement on or prior to the closing of the Proposed Merger.

The obligations of Scorpio Tankers Inc. and the Merger Sub to effect the Merger is further subject to the satisfaction or waiver by Scorpio Tankers Inc. of the following conditions:

•	the representations and warranties of Navig8 Product Tankers Inc. that there has been no material adverse effect since December 31, 2016 shall be true and correct in all respects as of the closing of the Proposed Merger;

•	the representations and warranties of Navig8 Product Tankers Inc. with respect to organization and corporate power, authorization, fees, and certain of the capitalization representations and warranties are true and correct (except for de minimis exceptions) as of the closing of the Proposed Merger;

•	the representations and warranties of Navig8 Product Tankers Inc. with respect to vessels and other maritime matters, environmental matters, compliance with anti-corruption laws and other business practices, and certain capitalization, indebtedness, subsidiary representations and warranties (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct in all material respects as of the closing of the Proposed Merger (“material” meaning material to NPTI, taken as a whole); and

•	all of the other representations and warranties of Navig8 Product Tankers Inc. contained in the Merger Agreement or in any certificate or other writing delivered by Navig8 Product Tankers Inc. (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct in all material respects as of the closing of the Proposed Merger (except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect);

•	Navig8 Product Tankers Inc. has performed and complied in all material respects with each of the covenants and obligations required to be performed by it under the Merger Agreement on or prior to the closing of the Proposed Merger; and

•	certain lender consents and waivers required to consummate the Merger Agreement are in full force and effect as of the closing.

No Solicitation; Withdrawal of Board Recommendation

Until the effective time of the Proposed Merger, NPTI and its representatives may not, among other things:

•	solicit, initiate or knowingly take any action designed to facilitate or encourage any acquisition proposal;

•	enter into or participate in any discussions or negotiations with, furnish any information relating to NPTI or afford access to the business, properties, assets, personnel books or records of NPTI to any third party with respect to inquiries regarding, or the making of, an acquisition proposal;

•	fail to publicly make, qualify, withdraw, or modify or amend in a manner adverse to Scorpio Tankers Inc. the recommendation of either the Navig8 Board or the transaction committee (the “Transaction Committee”) established by the Navig8 Board, or recommend any other acquisition proposal or publicly propose to do any of the foregoing (an “Adverse Recommendation Change”);

•	approve, endorse, recommend, enter into (or agree or publicly propose to any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an acquisition proposal, with the exception of a confidentiality agreement with a permitted third party; or

•	grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or provision contained in NPTI’s charter documents.

Notwithstanding these prohibitions, prior to the approval of the transactions by the shareholders of Navig8 Product Tankers Inc.:

•	if Navig8 Product Tankers Inc. receives a bona fide written acquisition proposal from a third party that did not result from an intentional breach or violation of its non-solicit obligations (described above), and the Transaction Committee determines in good faith after consultation with outside legal counsel and its financial advisors that the proposal constitutes or could reasonably be expected to lead to a superior proposal, and Navig8 Product Tankers Inc. shall have complied with certain other requirements in the Merger Agreement, then Navig8 Product Tankers Inc. may engage in negotiations or discussions with such third party with respect to the acquisition proposal and may furnish to such third party non-public information relating to NPTI;

•	the Transaction Committee may, following the receipt of and on account of a superior proposal, make an Adverse Recommendation Change if the superior proposal did not result from an intentional breach or violation of Navig8 Product Tankers Inc.’s non-solicit obligations, and the Transaction Committee determines in good faith that the failure to take action is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc. under applicable law; provided that the Transaction Committee may not make such an Adverse Recommendation Change unless: (i) the Transaction Committee provides Scorpio Tankers Inc., in writing, at least three business days written notice of its intention to take such action, (ii) the Transaction Committee attaches to the notice the proposed transaction agreements and the identity of the third party making such superior proposal, (iii) during the three day notice period, if requested by Scorpio Tankers Inc., the Transaction Committee shall negotiate with Scorpio Tankers Inc. in good faith to amend the Merger Agreement in such a manner that such superior proposal ceases to constitute a superior proposal, and (iv) following such notice period, the Transaction Committee shall have considered in good faith any proposed amendments to the Merger Agreement and determined in good faith after consultation with its outside legal counsel and financial advisors that such superior proposal continues to constitute a superior proposal and the failure of the Transaction Committee to make an Adverse Recommendation Change in connection with such superior proposal is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc. under applicable law; and

•	the Transaction Committee or the Navig8 Board may make an Adverse Recommendation Change if there has been a material fact, event, change, or set of circumstances (other than an acquisition proposal and certain other exceptions) affecting the business, assets or operations of Navig8 Product Tankers Inc. and arising after the date of the Merger Agreement that was not known or reasonably foreseeable by the Transaction Committee or the Navig8 Board as of or prior to the date of the Merger Agreement (an “Intervening Event”), if the Transaction Committee or the Navig8 Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors that, in light of such Intervening Event, the failure of the Transaction Committee or the Navig8 Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc. Notwithstanding the above, the Transaction Committee and the Navig8 Board are not entitled to make an Adverse Recommendation Change in connection with an Intervening Event unless (i) Navig8 Product Tankers Inc. provides Scorpio Tankers Inc., in writing, at least three business days written notice of its intention to take such action, (ii) during such notice period, if requested by Scorpio Tankers Inc., Navig8 Product Tankers Inc. shall negotiate with Scorpio Tankers Inc. in good faith to amend the Merger Agreement in such a manner that an Adverse Recommendation Change is no longer warranted as a result of the Intervening Event, and (iii) following such notice period, the Transaction Committee or the Navig8 Board, as applicable, shall have considered in good faith any proposed amendments to the Merger Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors that the failure of the Transaction Committee or the Navig8 Board, as applicable, to make an Adverse Recommendation Change in connection with such Intervening Event is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing of the Proposed Merger by mutual written agreement of Scorpio Tankers Inc. and Navig8 Product Tankers Inc.

In addition, the Merger Agreement may be terminated at any time prior to closing of the Proposed Merger by either Scorpio Tankers Inc. or Navig8 Product Tankers Inc., if:

•	the closing of the Proposed Merger has not occurred on or before July 7, 2017 (the “End Date”); provided, that if (A) the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement shall not have occurred by such date and (B) all other conditions to the Proposed Merger (other than obtaining NPTI Shareholder Approval, the filing of the F-4 Registration Statement and approval for listing on NYSE of the Scorpio Tankers Inc. common shares included in the aggregate merger consideration) are satisfied or are capable of being satisfied by such date, then Scorpio Tankers Inc. or Navig8 Product Tankers Inc. may elect, by written notice to the other party, to extend the End Date to September 20, 2017; provided, further, that if the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement shall have been adjourned or postponed, the End Date may be extended; provided, however, that the right to extend the End Date shall not be available to any party whose material breach of any covenants or agreements contained in the Merger Agreement is the primary cause of the failure to consummate the Proposed Merger on or prior to the End Date; provided, further, however, that if the party terminating the Merger Agreement is in material breach of any covenants or agreements contained in the Merger Agreement and such material breach is the primary cause of the failure to consummate the Proposed Merger on or prior to the End Date, then the terminating party shall remain fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such material breach;

•	NPTI Shareholder Approval shall not have been obtained at the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement or at any adjournment or postponement thereof; or

•	any law or order prohibits any party from consummating the Proposed Merger and such prohibition shall have become final and nonappealable.

The Merger Agreement may be terminated by Scorpio Tankers Inc., if:

•	an Adverse Recommendation Change shall have occurred;

•	prior to taking the vote to adopt the Merger Agreement, Navig8 Product Tankers Inc. intentionally and materially breaches any of its non-solicitation obligations set out in the Merger Agreement;

•	prior to receipt of NPTI Shareholder Approval, the Transaction Committee or the Navig8 Board fails publicly to reaffirm its recommendation of the Merger Agreement within ten business days of an acquisition proposal being publicly announced;

•	(i) Navig8 Product Tankers Inc. shall have breached or failed to perform any of its covenants or obligations set forth in the Merger Agreement (other than its non-solicitation covenants and obligations), or (ii) if any representation or warranty of Navig8 Product Tankers Inc. shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of the representation and warranty or covenant conditions to the Merger Agreement (such circumstance, a “Material Navig8 Breach”), and such Material Navig8 Breach cannot be or, to the extent curable by Navig8 Product Tankers Inc., has not been cured by the earlier of (1) the End Date and (2) twenty days after the giving of written notice to Scorpio Tankers Inc. of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Navig8 Product Tankers Inc. by the End Date, such twenty day period shall be extended until the second business day prior to the End Date solely to the extent during such period Navig8 Product Tankers Inc. is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Scorpio Tankers Inc. shall not have the right to terminate the Merger Agreement pursuant to this paragraph if Scorpio Tankers Inc. or the Merger Sub is then in breach of any of its covenants or agreements set forth in the Merger Agreement, which breach would result in the failure of any of the representation and warranty or covenant conditions to the Merger Agreement.

The Merger Agreement may be terminated by Navig8 Product Tankers Inc. if:

•	within seven business days following the public announcement of the execution of the Merger Agreement (the “Pricing Period”), the Public Equity Offering has not been priced by Scorpio Tankers Inc.; provided, that Navig8 Product Tankers Inc. shall only have the right to terminate the Merger Agreement during the period beginning on the expiration of the Pricing Period and ending on the fifth business day thereafter; provided, further that if (i) Navig8 Product Tankers Inc. breaches any representations, warranties, covenants or agreements contained in the Merger Agreement, (ii) such breach results in (A) the information in Scorpio Tankers Inc.’s disclosure documents relating to the Public Equity Offering containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) Navig8 Product Tankers Inc.’s auditors not providing a customary comfort letter at the pricing of the Public Equity Offering consistent with the circled request made prior to pricing, Navig8 Product Tankers Inc.’s auditors withdrawing such comfort letter prior to the pricing of the Public Equity Offering, or Navig8 Product Tankers Inc.’s auditors not providing customary consent to incorporate Navig8 Product Tankers Inc.’s financial information into Scorpio Tankers Inc.’s disclosure documents relating to the Public Equity Offering, and (iii) the circumstances described in clauses (i) and (ii) are the primary cause of Scorpio Tankers Inc.’s failure to price such Public Equity Offering, then the Pricing Period shall be extended until the second business day after, in the case of clause (ii)(A), the misstatement or omission in Scorpio Tankers Inc.’s disclosure documents relating to the Public Equity Offering has been corrected through a supplement or amendment, and in the case of clause (ii)(B), Navig8 Product Tankers Inc.’s auditor provides a customary comfort letter or consent, as applicable (or in either case, such breach is cured or waived in all material respects); or

•

(i) Scorpio Tankers Inc. and the Merger Sub shall have breached or failed to perform any of its respective covenants or obligations set forth in the Merger Agreement, or (ii) if any representation or warranty of Scorpio Tankers Inc. and the Merger Sub shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a representation and warranty or covenant condition to the Merger Agreement (such circumstance, a “Material Scorpio Breach”), and such Material Scorpio Breach has not been cured by the earlier of (1) the End Date and (2) twenty days after the giving of written notice to Scorpio Tankers Inc. of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Scorpio Tankers Inc. by the End Date, such twenty day period shall be extended until the second business day prior to the End Date solely to the extent during such period Scorpio Tankers Inc. is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Navig8 Product Tankers Inc. shall not have the right to terminate the Merger Agreement pursuant to this paragraph if Navig8 Product Tankers Inc. is then in breach of any of its covenants or agreements set forth in the Merger Agreement, which breach would result in the failure of any of the representation and warranty or covenant conditions to the Merger Agreement.

Termination Fee

If the Merger Agreement is terminated by Scorpio Tankers Inc. or Navig8 Product Tankers Inc. because (i) the shareholders of Navig8 Product Tankers Inc. fail to approve the Merger Agreement at the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement or (ii) the Merger has not closed by the End Date (as it may be extended pursuant to the Merger Agreement) at a time when NPTI Shareholder Approval has not been received, then Navig8 Product Tankers Inc. will be required to pay a termination fee of $2.5 million in cash to Scorpio Tankers Inc.

If the Merger Agreement is terminated by Scorpio Tankers Inc. or Navig8 Product Tankers Inc. (i) because (a) an Adverse Recommendation Change has occurred, (b) prior to taking a vote to obtain NPTI Shareholder Approval, Navig8 Product Tankers Inc. has intentionally and materially breached any of its non-solicitation obligations under the Merger Agreement, or (c) prior to the receipt of NPTI Shareholder Approval, the Transaction Committee or Navig8 Board fails to publicly reaffirm its recommendation of the Merger Agreement within ten business days of a definitive agreement with respect to an alternative proposal being publicly announced, or (ii) in the event the closing of the Proposed Merger has not occurred by the End Date (as it may be extended pursuant to the Merger Agreement) and the Merger Agreement could have been terminated pursuant to section (i) of this paragraph, Navig8 Product Tankers Inc. will be required to pay a termination fee of $10 million.

In addition, if (i) the Merger Agreement is terminated (a) as a result of a Material Navig8 Breach, (b) by Navig8 Product Tankers Inc. or Scorpio Tankers Inc. in the event that Navig8 Product Tankers Inc. does not obtain NPTI Shareholder Approval at the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement or (c) by Navig8 Product Tankers Inc. or Scorpio Tankers Inc. in the event that the closing of the Proposed Merger has not occurred by the End Date and the Merger Agreement could have been terminated pursuant to sections (i)(a) and (i)(b) of this paragraph, (ii) at any time after the date of the Merger Agreement and (x) in the case of a termination pursuant to section (i)(a) of this paragraph or the closing of the Proposed Merger not having occurred by the End Date at such time that Scorpio Tankers Inc. could have terminated the Merger Agreement pursuant to section (i)(a) of this paragraph, prior to the applicable breach an alternative proposal is made and has not been withdrawn or (y) in the case of a termination due to section (i)(b) of this paragraph or the closing of the Proposed Merger not having occurred by the End Date at such time that Scorpio Tankers Inc. could have terminated the Merger Agreement pursuant to section (i)(b) of this paragraph, prior to the taking of a vote to adopt the Merger Agreement an alternative proposal has been made and has not been withdrawn, and (iii) prior to the first anniversary of the date of termination, Navig8 Product Tankers Inc. enters into a definitive agreement with respect to any acquisition proposal or any such acquisition proposal shall have been consummated, then Navig8 Product Tankers Inc. will be required to pay to Scorpio Tankers Inc. a fee in the amount of $10 million in cash (less any payment made by Navig8 Product Tankers Inc. pursuant to the other paragraphs set forth in this Termination Fee section).

Voting Agreement

Concurrently with the execution of the Merger Agreement, Scorpio Tankers Inc. entered into a voting agreement (“Voting Agreement”), a copy of which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference, with certain shareholders of Navig8 Product Tankers Inc. named therein that beneficially own an aggregate of approximately 77% of the issued and outstanding NPTI common shares to facilitate the Proposed Merger. We refer to these shareholders collectively as the “NPTI Holders.”

Agreement to Vote. Pursuant to the Voting Agreement, each NPTI Holder agrees, among other things, to vote the NPTI common shares beneficially owned by such NPTI Holders (i) in favor of the Proposed Merger and to authorize and approve the related Merger Agreement and the transactions contemplated thereby, and (ii) against any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a third party relating to any transaction or series of transactions involving (a) any direct or indirect acquisition, lease or other disposition of assets of NPTI (including any of its vessels or voting securities) equal to, individually or in the aggregate, 15% or more of the fair market value of the consolidated assets of NPTI or to which 15% or more of the consolidated net income or revenues of NPTI for the then most recently completed four quarter period are attributable, (b) any direct or indirect acquisition of 15% or more of the total outstanding equity or voting securities of Navig8 Product Tankers Inc., including by way of tender offer or exchange offer, (c) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving NPTI involving (x) 15% or more of the consolidated assets of NPTI, or assets of NPTI that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of Navig8 Product Tankers Inc. for the then most recently completed four quarter period or (y) 15% or more of the total outstanding equity or voting securities of Navig8 Product Tankers Inc. or (d) a liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of Navig8 Product Tankers Inc. (each such event described in (ii) an “Acquisition Proposal”). Notwithstanding the foregoing, in the event of an Adverse Recommendation Change, the aggregate number of NPTI common shares beneficially owned by the NPTI Holders subject to the Voting Agreement shall be reduced solely for purposes of the foregoing agreement to vote in favor of the Proposed Merger to an amount equal to 30% of the issued and outstanding common shares of Navig8 Product Tankers Inc., with such reduction being applied pro rata to each NPTI Holders’ NPTI common shares (and any remaining common shares no longer subject to the foregoing agreement to vote in favor of the Merger as a result of such reduction may be voted by each NPTI Holder in any manner they determine).

Payment of Excess Value. If (i) the Merger Agreement is terminated by Scorpio Tankers Inc. or Navig8 Product Tankers Inc. due to (a) Navig8 Product Tankers Inc.’s shareholders not approving the Proposed Merger at a meeting of the shareholders of Navig8 Product Tankers Inc., or (b) due to the Proposed Merger not having become effective on or before the End Date and at such time shareholders of Navig8 Product Tankers Inc. had not approved the Proposed Merger at such shareholders meeting, (ii) prior to the taking of a vote to adopt the Merger Agreement at such shareholders meeting or at any adjournment or postponement thereof, an Acquisition Proposal shall have been made and shall not have been withdrawn and (iii) prior to the first anniversary of the date of such termination, Navig8 Product Tankers Inc. enters into a definitive agreement with respect to the Acquisition Proposal or any Acquisition Proposal shall have been consummated (with 50% being substituted for references to 15% in the definition of Acquisition Proposal for the purposes of this paragraph), then each NPTI Holder that did not vote all of its common shares (without reduction) at such shareholders meeting in favor of the Proposed Merger and the authorization and approval of the Merger Agreement and the transactions contemplated thereby (such NPTI Holder and its affiliates that beneficially own NPTI common shares subject to the Voting Agreement, each a “No-Vote Shareholder”) shall pay to Scorpio Tankers Inc. any Excess Value it receives as a result of the transfer of its NPTI common shares, a distribution or dividend by Navig8 Product Tankers Inc., or otherwise, in each case, in such alternative transaction within five business days after receipt thereof. Each such No-Vote Shareholder shall pay the Excess Value in cash, in immediately available funds. However, if any NPTI Holder has (x) violated its obligations under the Voting Agreement, or (y) entered into any agreement or understanding with another NPTI Holder or its affiliates with respect to the voting of NPTI common shares subject to the Voting Agreement (other than an agreement in which all parties thereto agree to vote in favor of the Proposed Merger) or the sharing or division of any consideration or proceeds of an alternative transaction, such NPTI Holder and each of its affiliates that beneficially own NPTI common shares subject to the Voting Agreement shall be deemed a No-Vote Shareholder for purposes of the Voting Agreement.

As used herein, “Excess Value” shall mean with respect to each No-Vote Shareholder, the amount by which the aggregate cash and non-cash consideration or proceeds received by such No-Vote Shareholder as a result of the transfer of its NPTI common shares, a distribution or dividend by Navig8 Product Tankers Inc., or otherwise, in each case, in an alternative transaction (the “Alternative Transaction Value”) exceeds the Transaction Value.

As used herein, “Transaction Value” shall mean, with respect to each No-Vote Shareholder, the sum of (i) the aggregate amount of cash that such NPTI Holder would have received in connection with the redemption of its

NPTI Preferred Shares if the closing of the Proposed Merger had occurred on the date of termination of the Merger Agreement and (ii) the product of (a) the average of the volume weighted average price per share of the STNG common shares on the NYSE for the five consecutive trading days ending on and including the trading day prior to the date of termination of the Merger Agreement (the “Termination Date”) and (b) the aggregate number of STNG common shares that such NPTI Holder would have received in exchange for its NPTI common shares if the closing of the Proposed Merger occurred on the date of termination of the Merger Agreement.

Prohibition on Transfers. Each NPTI Holder agrees that during the term of the Voting Agreement the NPTI Holder will not transfer any of the shares covered by the Voting Agreement, beneficial ownership thereof or any other interest therein except for a transfer of such shares (which transfer includes all beneficial ownership, voting rights and other interests therein) to (i) another NPTI Holder or (ii) a third party that, prior to the effectiveness of the transfer, executes a joinder to the Voting Agreement.

Short Sales. Each NPTI Holder agrees that, from the date of the Voting Agreement until the earlier of the effective time of the Proposed Merger and the termination of the Merger Agreement, it will not (and it shall cause its subsidiaries and affiliates and its and their officers, directors, managers or general partners not to), without the prior written consent of Scorpio Tankers Inc., engage in any transaction constituting a Short Sale (as defined below) relating to STNG common shares, any security convertible into or exercisable or exchangeable for STNG common shares, or any other securities of Scorpio Tankers Inc. whether now owned or later acquired, by NPTI Holder or its controlled affiliates or with respect to which such NPTI Holder or affiliate has or later acquires the power of disposition. For purposes of this provision, a “Short Sale” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the U.S. Securities Exchange Act of 1934, as amended, whether or not against the box, and any forward sale contracts, options, puts, calls, short sales, “put equivalent positions” (as defined in Rule 16a-1(h) under the U.S. Securities Exchange Act of 1934, as amended) and similar arrangements.

No Solicitation. Each NPTI Holder agrees that it shall not (and it shall cause its subsidiaries and controlled affiliates and its and their respective representatives not to), directly or indirectly, take any action that if taken by Navig8 Product Tankers Inc. would constitute an intentional and material breach under the no solicitation provisions of the Merger Agreement. Each NPTI Holder agrees immediately to cease and cause to be terminated all discussions or negotiations, if any, conducted by such NPTI Holder prior to the date of the Voting Agreement with any third party with respect to any Acquisition Proposal.

Termination. The Voting Agreement will terminate upon and have no further force or effect on the earliest to occur of (i) the time the Proposed Merger becomes effective, and (ii) the date on which the Merger Agreement has been terminated in accordance with its terms. The prohibition on transferring any of the shares covered by the Voting Agreement survives the termination of the Voting Agreement until the later of (a) the date on which it is no longer possible for the provisions above in the section “—Payment of Excess Value” to be applicable, and (b) such NPTI Holder has received its per share merger consideration in accordance with the Merger Agreement.

Fees and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants) incurred in connection with the Voting Agreement will be paid by the party incurring such costs and expenses.

Governing Law. The Voting Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the applications of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Proposed Merger.

Stock Purchase and Sale Agreement

Pursuant to the Stock Purchase Agreement, NPTI will deliver and sell 100% of the issued and outstanding capital stock of the four (4) vessel owning entities that each own the four NPTI Acquisition Vessels in exchange for $156.0 million, consisting of $42.2 million in cash (which is expected to remain with Navig8 through closing of the Proposed Merger and will form part of the balance sheet of the combined company subject to the terms and conditions of the Merger Agreement) and $113.8 million in assumed debt (which is inclusive of accrued interest).

Representations and Warranties and Closing Conditions. Standard ship sale representations and warranties from industry form memorandum of sale agreements are included in the Stock Purchase Agreement. The NPTI Vessel Acquisition is subject to closing conditions, such as lender consent to Scorpio Tankers Inc.’s assumption of all the outstanding indebtedness of the NPTI subsidiaries that is secured by the NPTI Acquisition Vessels, the closing of an equity offering by Scorpio Tankers Inc. and other customary closing conditions.

Termination. The Stock Purchase Agreement may be terminated by either party upon written notice if (i) the closing does not occur by September 20, 2017 unless extended by mutual agreement, or (ii) in the event the other party is in material breach of the Stock Purchase Agreement and has not cured such breach within thirty (30) days following written notice thereof. Each party is entitled to the remedy of specific performance in the event it is ready, willing and able in good faith to proceed with the closing and the other party is able to perform but fails to take all steps necessary to perform and complete the closing. The covenants, representations and warranties of the parties contained in the Stock Purchase Agreement shall survive the closing.

NPTI Employment and Vessel Operation Arrangements

As part of the Proposed Merger, we have entered into agreements with certain entities and persons related to Navig8 Product Tankers Inc. to terminate various arrangements relating to the employment of certain members of NPTI senior management, the operation of NPTI Vessels and certain pooling arrangements in exchange for aggregate cash payments of $19.5 million and the issuance of 1.5 million shares (which includes termination payments to be paid under the employment arrangements of certain members of NPTI senior management).

THE PROPOSED COMBINED COMPANY

In this section, references to “we”, “us” and “our” and to the “Combined Company” are references to the combined company resulting from the Proposed Merger and the NPTI Vessel Acquisition. All statistics and other financial information in this section are presented on a pro forma basis, giving effect to the Proposed Merger.

Overview

We provide seaborne transportation of refined petroleum products worldwide. Following the Proposed Merger, our fleet is expected to consist of 105 owned or finance leased tankers, with a weighted average age of approximately 1.9 years and aggregate carrying capacity of 7.7 million dwt, and 19 time or bareboat chartered-in tankers which we operate. In addition, we have contracts for the construction of six newbuilding MR tankers with expected deliveries throughout the remainder of 2017 and the first quarter of 2018. We refer to the Combined Company’s vessels collectively as the “Combined Fleet.”

The Combined Fleet

The following table summarizes key information about the Combined Fleet as of May 23, 2017, including the expected employment of the NPTI Vessels as soon as commercially practicable following the consummation of the Proposed Merger and NPTI Vessel Acquisition:

Owned and Finance Leased Vessels

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Sapphire	2013	49,990	—	SMRP (2)(9)	MR
21	STI Emerald	2013	49,990	—	SMRP (2)(9)	MR

22	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
23	STI Ville	2013	49,990	—	SMRP (2)	MR
24	STI Duchessa	2014	49,990	—	SMRP (2)	MR
25	STI Opera	2014	49,990	—	SMRP (2)	MR
26	STI Texas City	2014	49,990	—	SMRP (2)	MR
27	STI Meraux	2014	49,990	—	SMRP (2)	MR
28	STI San Antonio	2014	49,990	—	SMRP (2)	MR
29	STI Venere	2014	49,990	—	SMRP (2)	MR
30	STI Virtus	2014	49,990	—	SMRP (2)	MR
31	STI Aqua	2014	49,990	—	SMRP (2)	MR
32	STI Dama	2014	49,990	—	SMRP (2)	MR
33	STI Benicia	2014	49,990	—	SMRP (2)	MR
34	STI Regina	2014	49,990	—	SMRP (2)	MR
35	STI St. Charles	2014	49,990	—	SMRP (2)	MR
36	STI Mayfair	2014	49,990	—	SMRP (2)	MR
37	STI Yorkville	2014	49,990	—	SMRP (2)	MR
38	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
39	STI Battery	2014	49,990	—	SMRP (2)	MR
40	STI Soho	2014	49,990	—	SMRP (2)	MR
41	STI Memphis	2014	49,995	—	SMRP (2)	MR
42	STI Tribeca	2015	49,990	—	SMRP (2)	MR
43	STI Gramercy	2015	49,990	—	SMRP (2)	MR
44	STI Bronx	2015	49,990	—	SMRP (2)	MR
45	STI Pontiac	2015	49,990	—	SMRP (2)	MR
46	STI Manhattan	2015	49,990	—	SMRP (2)	MR
47	STI Queens	2015	49,990	—	SMRP (2)	MR
48	STI Osceola	2015	49,990	—	SMRP (2)	MR
49	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
50	STI Seneca	2015	49,990	—	SMRP (2)	MR
51	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
52	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
53	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
54	STI Galata	2017	49,990	—	Spot (7)	MR
55	STI Bosphorus	2017	49,990	—	Spot (7)	MR
56	Navig8 Exceed	2016	74,000	—	SPTP (3)	LR1
57	Navig8 Excel	2016	74,000	—	SPTP (3)	LR1
58	Navig8 Excellence	2016	74,000	—	SPTP (3)	LR1
59	Navig8 Excelsior	2016	74,000	—	SPTP (3)	LR1
60	Navig8 Executive	2016	74,000	—	SPTP (3)	LR1
61	Navig8 Expedite	2016	74,000	—	SPTP (3)	LR1
62	Navig8 Experience	2016	74,000	—	SPTP (3)	LR1
63	Navig8 Express	2016	74,000	—	SPTP (3)	LR1
64	Navig8 Precision	2016	74,000	—	SPTP (3)	LR1

65	Navig8 Prestige	2016	74,000	—	SPTP (3)	LR1
66	Navig8 Pride	2016	74,000	—	SPTP (3)	LR1
67	Navig8 Providence	2016	74,000	—	SPTP (3)	LR1
68	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
69	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
70	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
71	STI Madison	2014	109,999	—	SLR2P (4)	LR2
72	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
73	STI Park	2014	109,999	—	SLR2P (4)	LR2
74	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
75	Navig8 Solidarity	2015	109,999	—	SLR2P (4)	LR2
76	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
77	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
78	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
79	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
80	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
81	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
82	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
83	STI Rose	2015	109,999	—	Time Charter (8)	LR2
84	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
85	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
86	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
87	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
88	Navig8 Sanctity	2016	109,999	—	SLR2P (4)	LR2
89	Navig8 Solace	2016	109,999	—	SLR2P (4)	LR2
90	Navig8 Stability	2016	109,999	—	SLR2P (4)	LR2
91	Navig8 Steadfast	2016	109,999	—	SLR2P (4)	LR2
92	Navig8 Supreme	2016	109,999	—	SLR2P (4)	LR2
93	Navig8 Symphony	2016	109,999	—	SLR2P (4)	LR2
94	STI Grace	2016	109,999	—	SLR2P (4)	LR2
95	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
96	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
97	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
98	Navig8 Gallantry	2016	113,000	—	SLR2P (4)	LR2
99	Navig8 Goal	2016	113,000	—	SLR2P (4)	LR2
100	Navig8 Grace	2016	113,000	—	SLR2P (4)	LR2
101	Navig8 Guard	2016	113,000	—	SLR2P (4)	LR2
102	Navig8 Guide	2016	113,000	—	SLR2P (4)	LR2
103	Navig8 Gauntlet	2017	113,000	—	SLR2P (4)	LR2
104	Navig8 Gladiator	2017	113,000	—	SLR2P (4)	LR2
105	Navig8 Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned DWT		7,683,235

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (10)
	Bareboat / time chartered-in vessels
106	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	Time charter	$11,250	13-May-18 (11)
107	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	Time charter	$11,250	13-Mar-18 (12)
108	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19 (13)
109	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19 (13)
110	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19 (13)
111	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
112	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
113	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
114	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
115	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25 (15)
116	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25 (15)
117	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25 (15)
118	Vukovar	2015	49,990	—	SMRP (2)	MR	Time charter	$17,034	01-May-18
119	Zefyros	2013	49,999	—	SMRP (2)	MR	Time charter	$15,800	08-Jul-17 (16)
120	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,050	06-Jan-18 (17)
121	CPO New Zealand	2011	51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18 (18)
122	CPO Australia	2011	51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18 (18)
123	Ance	2006	52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-17 (19)
124	Densa Alligator	2013	105,708	—	SLR2P (3)	LR2	Time charter	$14,360	17-Aug-17 (20)

	Total bareboat or time chartered-in DWT		902,783

Newbuildings currently under construction

	Vessel Name	Yard	DWT	Vessel type
125	Hull 2603 - TBN STI Leblon	HMD (21)	52,000	MR
126	Hull 2604 - TBN STI La Boca	HMD (21)	52,000	MR
127	Hull 2605 - TBN STI San Telmo	HMD (21)	52,000	MR
128	Hull 2606 - TBN STI Donald C Trauscht	HMD (21)	52,000	MR
129	Hull 2607 - TBN STI Esles II	HMD (21)	52,000	MR
130	Hull 2608 - TBN STI Jardins	HMD (21)	52,000	MR

	Total newbuilding product tankers DWT		312,000

	Total Fleet DWT		8,898,018

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool, (“SHTP”). SHTP is operated by Scorpio Commercial Management (“SCM”). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool, (“SMRP”). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (“SPTP”). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, (“SLR2P”). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently employed under a short-term time charter-out agreement with an unrelated third party. This agreement is expected to expire in June 2017, following which this vessel is expected to enter the SMRP. We consider short-term time charters (less than one year) as spot market voyages.
(8)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(9)	We have entered into an agreement to sell this vessel, which is expected to close in June 2017.
(10)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(11)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective May 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(12)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective March 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(13)	In December 2016, we entered into an agreement to bareboat-in this vessel, which was previously time chartered-in by the Company for $15,600 per day. The time charter-in contract was cancelled in January 2017 and replaced by the new bareboat contract at a rate of $7,500 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(14)	In December 2016, we entered into an agreement to bareboat-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(15)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The selling price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.
(16)	We have an option to extend the charter for an additional year at $17,000 per day.
(17)	We have an option to extend the charter for an additional year at $15,000 per day.
(18)	We have an option to extend the charter for an additional year at $16,000 per day.
(19)	We have an option to extend the charter for an additional year at $15,000 per day.
(20)	We have an option to extend the charter for an additional six months at $15,385 per day.
(21)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Five vessels are expected to be delivered throughout the remainder of 2017 and one vessel is expected to be delivered in the first quarter of 2018.

Chartering Strategy of the Combined Company

Generally, we operate our vessels in commercial pools, on time charters or in the spot market. It is our intention to employ, as soon as commercially practicable after the closing of each of the NPTI Vessel Acquisition and the Proposed Merger, all of the NPTI Acquisition Vessels and NPTI Merger Vessels (as applicable) in spot market-oriented tanker pools which are managed by members of the Scorpio group of companies, or the Scorpio Group. We refer to such pools collectively as the Scorpio Group Pools.

In connection with the Proposed Merger, NPTI has entered into a termination agreements whereby (i) that certain corporate administration agreement dated September 3, 2013 made by and between NPTI and Navig8 Asia Pte Ltd (“Navig8 Asia”), the administrative manager of NPTI that is controlled by members of senior management of NPTI, shall be terminated in exchange for a cash payment to Navig8 Asia of Three Million Nine Hundred Forty Thousand United States Dollars ($3,940,000) and (ii) that certain pool management revenue share rights agreement dated March 12, 2015 (the “Revenue Rights Agreement”) made by and among NPTI, Navig8 Asia and Navig8 Limited, a company controlled by NPTI’s senior management shall be terminated by (a) on the closing of the

Proposed Merger with Navig8 Limited redelivering 336,963 shares of the NPTI common stock to Navig8 Product Tankers Inc. in exchange for the cancellation of the Pool Management Revenue Share Rights (as defined in the Revenue Rights Agreement) and (b) on the date each NPTI Vessel is withdrawn from the relevant Pool (as defined in the Revenue Rights Agreement), NPTI shall make the required withdrawal payments.

In connection with the Proposed Merger, each of NPTI’s vessel owning subsidiaries (each a “Participant”) shall enter into a termination agreement whereby each of the pool participation agreements (the “Pool Agreements”) with either V8 Pool Inc. or Navig8 Pool Inc. (collectively, the “Pool Companies”), which are operated by senior management of NPTI, as the case may be, shall be terminated by (i) a cash payment on the closing date of the merger of $5.25 million and (ii) the delivery of 1.5 million STNG common shares, which such shares shall be ratably delivered to Navig8 Limited (or its nominees) on the date each Vessel is withdrawn from its NPTI Pool. In addition, each Participant shall have to purchase the bunkers remaining on board the vessel at the time of redelivery from the Pool and the Pool Companies shall have to return to each Participant the working capital that each Participant was required to make available to the Pool Companies as required by the Pool Agreements.

Management of the Combined Fleet

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., (“SCM”), and technically managed by Scorpio Ship Management S.A.M., (“SSM”), each a related party of us and a member of the Scorpio Group, pursuant to an Amended and Restated Master Agreement. We expect that the NPTI Acquisition Vessels and NPTI Merger Vessels (as soon as commercially practicable after the closing of each of the NPTI Vessel Acquisition and the Proposed Merger (as applicable)), will also be managed under the Amended and Restated Master Agreement or on substantially similar terms.

Administrative Services

The Combined Company will receive administrative services from SSH, including administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services, in accordance with the terms of the Amended Administrative Services Agreement, as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Board of Directors and Executive Management

After the Proposed Merger, the Scorpio Tankers Board and members of executive management of Scorpio Tankers Inc. are expected to continue to serve in such positions of the Combined Company. In addition, with effect from the consummation of the Proposed Merger, one additional independent director will be appointed to the Scorpio Tankers Board that will be selected by the Scorpio Tankers Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: May 23, 2017	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer